Exhibit 99.1

RECONCILIATION BETWEEN U.S. GAAP AND IFRS ACCOUNTING STANDARDS

The financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board. The effects of material differences between the financial statements of the Group prepared under U.S. GAAP and IFRS are as follows:

Consolidated Balance Sheet

	As of December 31, 2023 Amounts in thousands of Renminbi (“RMB”)
		IFRS adjustments
	Amounts as reported under U.S. GAAP	Expected credit losses, net of tax (Note i)	Effective interest rate on loans receivable, net of tax (Note ii)	Share-based compensation (Note iii)	Financial guarantee, net of tax (Note iv)	Amounts as reported under IFRS
	RMB	RMB	RMB	RMB	RMB	RMB
ASSETS
Current assets:
Financial assets receivable, net	2,522,543	—	—	—	(2,515,354)	7,189
Amounts due from related parties	45,346	—	—	—	(8,942)	36,404
Loans receivable, net	24,604,487	—	(43,934)	—	—	24,560,553
Total current assets	39,796,028	—	(43,934)	—	(2,524,296)	37,227,798
Non-current assets:
Financial assets receivable, net-noncurrent	596,330	—	—	—	(596,330)	—
Amounts due from related parties	4,240	—	—	—	(1,057)	3,183
Loans receivable, net-noncurrent	2,898,005	148,675	(1,286)	—	—	3,045,394
Deferred tax assets	1,067,738	69,350	—	—	(135,172)	1,001,916
Total non-current assets	6,022,544	218,025	(1,286)	—	(732,559)	5,506,724
TOTAL ASSETS	45,818,572	218,025	(45,220)	—	(3,256,855)	42,734,522
LIABILITIES AND EQUITY
LIABILITIES
Current liabilities:
Contract liability	—	—	—	—	388,181	388,181
Guarantee liabilities-stand ready	3,949,601	—	—	—	(3,949,601)	—
Guarantee liabilities-contingent	3,207,264	(803,012)	—	—	—	2,404,252
Other tax payable	163,252	—	(2,560)	—	—	160,692
Total current liabilities	19,899,619	(803,012)	(2,560)	—	(3,561,420)	15,532,627
Non-current liabilities:
Deferred tax liabilities	224,823	—	(7,655)	—	—	217,168
Total non-current liabilities	3,909,096	—	(7,655)	—	—	3,901,441
TOTAL LIABILITIES	23,808,715	(803,012)	(10,215)	—	(3,561,420)	19,434,068

SHAREHOLDERS’ EQUITY
Additional paid-in capital	6,059,439	—	—	17,505	—	6,076,944
Retained earnings	16,297,316	1,021,037	(35,005)	(17,505)	304,565	17,570,408
TOTAL QIFU TECHNOLOGY INC. EQUITY	21,937,483	1,021,037	(35,005)	—	304,565	23,228,080
TOTAL EQUITY	22,009,857	1,021,037	(35,005)	—	304,565	23,300,454
TOTAL LIABILITIES AND EQUITY	45,818,572	218,025	(45,220)	—	(3,256,855)	42,734,522

Consolidated Statement of Operations

	Year ended December 31, 2023 Amounts in thousands of Renminbi (“RMB”)
		IFRS adjustments
	Amounts as reported under U.S. GAAP	Expected credit losses, net of tax (Note i)	Effective interest rate on loans receivable, net of tax (Note ii)	Share-based compensation (Note iii)	Financial guarantee, net of tax (Note iv)	Amounts as reported under IFRS
	RMB	RMB	RMB	RMB	RMB	RMB
Revenue, net of value-added tax and related surcharges:
Credit driven services	11,738,560	—	82,387	—	—	11,820,947
Financing income	5,109,921	—	82,387	—	—	5,192,308
Total net revenue	16,290,027	—	82,387	—	—	16,372,414
Operating costs and expenses:
Facilitation, origination and servicing	2,659,912	—	—	(23,643)	—	2,636,269
Sales and marketing	1,939,885	—	—	(5,096)	—	1,934,789
General and administrative	421,076	—	—	(24,788)	—	396,288
Provision for loans receivable	2,151,046	(11,520)	—	—	—	2,139,526
Provision for financial assets receivable	386,090	—	—	—	(14,778)	371,312
Provision for contingent liabilities	3,053,810	(12,062)	—	—	—	3,041,748
Total operating costs and expenses	11,433,063	(23,582)	—	(53,527)	(14,778)	11,341,176
Income from operations	4,856,964	23,582	82,387	53,527	14,778	5,031,238
Income before income tax expense	5,277,451	23,582	82,387	53,527	14,778	5,451,725
Income tax expense	(1,008,874)	(3,582)	(12,088)	—	(2,245)	(1,026,789)
Net income	4,268,577	20,000	70,299	53,527	12,533	4,424,936
Net income attributable to ordinary shareholders of the Company	4,285,336	20,000	70,299	53,527	12,533	4,441,695

Consolidated Balance Sheet

	As of December 31, 2024 Amounts in thousands of Renminbi (“RMB”)
		IFRS adjustments
	Amounts as reported under U.S. GAAP	Expected credit losses, net of tax (Note i)	Effective interest rate on loans receivable, net of tax (Note ii)	Share-based compensation (Note iii)	Financial guarantee, net of tax (Note iv)	Amounts as reported under IFRS
	RMB	RMB	RMB	RMB	RMB	RMB
ASSETS
Current assets:
Financial assets receivable, net	1,553,912	—	—	—	(1,545,875)	8,037
Amounts due from related parties	8,510	—	—	—	168	8,678
Loans receivable, net	26,714,428	—	(140,502)	—	—	26,573,926
Total current assets	42,780,568	—	(140,502)	—	(1,545,707)	41,094,359
Non-current assets:
Financial assets receivable, net-noncurrent	170,779	—	—	—	(170,779)	—
Amounts due from related parties	51	—	—	—	—	51
Loans receivable, net-noncurrent	2,537,749	224,446	(17,023)	—	—	2,745,172
Deferred tax assets	1,206,325	135,222	—	—	(124,964)	1,216,583
Total non-current assets	5,352,050	359,668	(17,023)	—	(295,743)	5,398,952
TOTAL ASSETS	48,132,618	359,668	(157,525)	—	(1,841,450)	46,493,311
LIABILITIES AND EQUITY
LIABILITIES
Current liabilities:
Contract liability	—	—	—	—	295,578	295,578
Guarantee liabilities-stand ready	2,383,202	—	—	—	(2,383,202)	—
Guarantee liabilities-contingent	1,820,350	(284,558)	—	—	—	1,535,792
Other tax payable	109,161	—	(8,917)	—	—	100,244
Total current liabilities	17,472,209	(284,558)	(8,917)	—	(2,087,624)	15,091,110
Non-current liabilities:
Deferred tax liabilities	439,435	—	(23,202)	—	—	416,233
Total non-current liabilities	6,414,190	—	(23,202)	—	—	6,390,988
TOTAL LIABILITIES	23,886,399	(284,558)	(32,119)	—	(2,087,624)	21,482,098

SHAREHOLDERS’ EQUITY
Additional paid-in capital	4,339,413	—	—	(17,867)	—	4,321,546
Retained earnings	20,952,340	644,226	(125,406)	17,867	246,174	21,735,201
TOTAL QIFU TECHNOLOGY INC. EQUITY	24,190,043	644,226	(125,406)	—	246,174	24,955,037
TOTAL EQUITY	24,246,219	644,226	(125,406)	—	246,174	25,011,213
TOTAL LIABILITIES AND EQUITY	48,132,618	359,668	(157,525)	—	(1,841,450)	46,493,311

Consolidated Statement of Operations

	Year ended December 31, 2024 Amounts in thousands of Renminbi (“RMB”)
		IFRS adjustments
	Amounts as reported under U.S. GAAP	Expected credit losses, net of tax (Note i)	Effective interest rate on loans receivable, net of tax (Note ii)	Share-based compensation (Note iii)	Financial guarantee, net of tax (Note iv)	Amounts as reported under IFRS
	RMB	RMB	RMB	RMB	RMB	RMB
Revenue, net of value-added tax and related surcharges:
Credit driven services	11,719,027	—	(105,947)	—	—	11,613,080
Financing income	6,636,511	—	(105,947)	—	—	6,530,564
Total net revenue	17,165,656	—	(105,947)	—	—	17,059,709
Operating costs and expenses:
Facilitation, origination and servicing	2,900,704	—	—	(24,992)	—	2,875,712
Sales and marketing	1,725,877	—	—	(2,352)	—	1,723,525
General and administrative	449,505	—	—	(8,028)	—	441,477
Provision for loans receivable	2,773,323	(75,771)	—	—	—	2,697,552
Provision for financial assets receivable	296,857	—	—	—	68,598	365,455
Provision for contingent liabilities	478,404	518,454	—	—	—	996,858
Total operating costs and expenses	9,637,086	442,683	—	(35,372)	68,598	10,112,995
Income from operations	7,528,570	(442,683)	(105,947)	35,372	(68,598)	6,946,714
Income before income tax expense	7,892,422	(442,683)	(105,947)	35,372	(68,598)	7,310,566
Income tax expense	(1,644,306)	65,872	15,546	—	10,207	(1,552,681)
Net income	6,248,116	(376,811)	(90,401)	35,372	(58,391)	5,757,885
Net income attributable to ordinary shareholders of the Company	6,264,314	(376,811)	(90,401)	35,372	(58,391)	5,774,083

Notes:

(i)	Expected credit losses, net of tax

Under U.S. GAAP, ASC 326 requires recognition of allowances upon origination or acquisition of financial assets at an estimate to reflect expected credit losses over the contractual term of the financial assets (the current expected credit loss or the “CECL” model), and adjusted as of each subsequent reporting period. Under IFRS, in accordance with IFRS 9, only the portion of lifetime expected credit loss (“ECL”) that results from default events that are possible within 12 months after the reporting date is recorded (“stage 1”) upon initial recognition. Lifetime expected credit losses are subsequently recorded only if there is a significant increase in the credit risk of the asset (“stage 2”). Once there is objective evidence of impairment (“stage 3”), lifetime ECL continues to be recognized, but interest revenue is calculated on the net carrying amount (that is, amortized cost net of the credit allowance). Accordingly, the reconciliation includes a difference in the credit losses for loans receivable and guarantee liabilities to reflect the difference between IFRS 9 and ASC 326.

(ii)	Effective interest rate on loans receivable, net of tax

The Group recognizes revenue fees and interests charged to the borrowers over the lifetime of the loans using the effective interest method under “financing income” in the consolidated statement of operations. Under U.S. GAAP, the effective interest rate is computed on the basis of the contractual cash flows over the contractual term of the loan. Under IFRS, the effective interest rate is computed on the basis of the estimated cash flows that are expected to be received over the expected life of a loan by considering all of the loan’s contractual terms (e.g., prepayment and similar options). Accordingly, the reconciliation includes a difference in financing income and loans receivable as a result.

(iii)	Share-based compensation

The Group granted options and restricted shares with service condition only to employees and the share-based compensation expenses were recognized over the vesting period using straight-line method under U.S. GAAP. The Group is allowed to make an accounting policy election to account for awards forfeitures as they occur or by estimating expected forfeitures as compensation cost is recognized. The Group elects to account for forfeitures of all the rewards in the period they occur as a deduction to expense. While under IFRS, the graded vesting method must be applied and in regard of forfeitures of the awards, the Group is required to estimate the forfeitures. Accordingly, the reconciliation includes an income of RMB53,527 and RMB35,372 in the consolidated statements of operations for each of the years ended December 31, 2023 and 2024, respectively.

(iv)	Financial guarantee, net of tax

Under U.S. GAAP, the Group adopted ASC 326, Financial Instruments – Credit Losses, which requires gross accounting for guarantee liability. As a result, at inception of the guarantee, the Group will recognize both a stand-ready guarantee liability under ASC 460 with an associated financial assets receivable, and a contingent guarantee liability with an allowance under CECL model. Subsequent to the initial recognition, the ASC 460 stand-ready guarantee liability is released into guarantee revenue on a straight-line basis over the term of the guarantee, while the contingent guarantee is reduced by the payouts made by the Group to compensate the investors upon borrowers’ default. Under IFRS, according to IFRS 9 and IFRS 15, the Group chose to apply the accounting policy that guarantee premium receivable is accrued and the corresponding revenue recognized on a monthly basis as the service fees are due and collected by installment rather than upfront. After initial recognition, the Group subsequently measure the financial guarantees at the higher of (1) the amount of the loss allowance and (2) the amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with the principles of IFRS 15. Accordingly, the reconciliation includes a difference in financial guarantee to reduce the liabilities recorded.

Tax impacts for each difference have been reflected in respective columns.

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